

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2012

Via E-mail:
Mr. Xiqun Yu
Chairman and Chief Executive Officer
China Education Alliance, Inc.
58 Heng Shan Road
Kun Lun Shopping Center
Harbin, People's Republic of China 150090

> **Re: China Education Alliance, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2011**
> **Filed April 16, 2012**
> **Form 10-Q for the quarter ended September 30, 2012**
> **Filed November 14, 2012**
> **File No. 001-34386**

Dear Mr. Yu:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the quarter ended September 30, 2012

Item 1. Financial Statements

Note 14 – Commitments and contingencies, page 17

5. If material, please disclose the amount and terms of the settlement reached in the derivative lawsuit Padnos v. Yu, et al, No. 11-cv-008973 (CAS) (JCx) settled on October 15, 2012 and advise us. Also please disclose the amount and terms of the settlement of the Securities Litigation suit, if material, and advise us. Tell us if you accrued a liability

at September 30, 2012 as a subsequent event, in accordance with ASC 855-10-25 and ASC 855-10-55-1, for the settlement of these suits.

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Shapiro, Staff Accountant, at (202) 551-3253 or Robert S. Littlepage, Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director